SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1  )

         NEOMETRIX TECHNOLOGY GROUP, INC., f/k/a INSIDERSTREET COM INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                  45769E-10-5
                                (CUSIP Number)

                                 JUNE 10, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45769E-10-5

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      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


      Frank Musolino
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

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      SEC USE ONLY
 3.


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      SOURCE OF FUNDS (See Instructions)
 4.

      OO
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      Check if Disclosure of Legal Proceedings is required Pursuant to Items
      2(d) or 2(e)
 5.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
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_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          420,000 shares, representing 3.9%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             1,859,440 shares, representing 17.2%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          420,000 shares, representing 3.9%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          1,859,440 shares, representing 17.2%
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      2,279,440 shares, representing 21.1%

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         21.1%
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      TYPE OF REPORTING PERSON
14.
      IN
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

Item 1      SECURITY AND ISSUER:

            This Amendment to Schedule 13D relates to shares of common stock, $.001 par value per share, of Neometrix Technology Group, Inc., a Delaware corporation, f/k/a InsiderStreet.com, Inc. ("Issuer"). The issuer's principal executive offices are located at 8910 Highway 108, Suite C, Columbia, MD 21045.

Item 2.  IDENTITY AND BACKGROUND

         (a)      Name: Frank Musolino.
         (b) Business Address: 5487 Jet Port Industrial Boulevard, Tampa Florida 33634
         (c)      Principal Occupation: Self-employed investor.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None
         (f)      Citizenship:  United States

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      There are no funds used in the transaction relating to this amendment.

Item 4.  PURPOSE OF TRANSACTION

         The purpose of this transaction is to notify the Issuer of Frank Musolino's decision to join the Board of Directors of the Issuer.
As previously reported, pursuant to the terms of the accquisition by the Issuer's subsidiary of substantially all the assets of 5580 Holdings, Inc., f/k/a Zeosoft Corporation, Mr. Musolino had the right to a seat on the Issuer's Board of Directors. On June 10, 2003, he elected to exercise that right and notified the Issuer's management of that election.

         Except as set forth herein, the Reporting Persons have no plans or proposals which would result in any transaction described in (a) through (j) of Item 4.

	Except as set forth herein, there are no changes to any of the information previously reported by Frank Musolino or any of the other Reporting Persons set forth on Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As previously reported in Schedule 13D, 5580 Holdings, Inc. ("5580") beneficially owns 5,580,000 shares of common stock of the Issuer or approximately 51.7% of the outstanding shares of Issuer's common stock. Frank and Patricia I. Musolino, as tenants by the entireties, own 1,859,440 shares of common stock of the Issuer or approximately 17.2% of the outstanding shares of Issuer's common stock. Frank Musolino owns 420,000 shares of common stock of the Issuer or approximately 3.9% of the outstanding shares of Issuer's common stock.

         (b) As previously reported in Schedule 13D, 5580 has sole power to vote 2,657,948 of the shares set forth in 5(a) above, representing 24.6% of the outstanding shares of Issuer's common stock. The Issuer's Board of Directors has the sole power to vote 2,922,052 of the shares owned by 5580, representing 27.1% of Issuer's common stock. 5580 has the sole right to dispose of 5,580,000 shares of the Issuer's common stock, representing approximately 51.7% of the Issuer's common stock. Frank and Patricia I. Musolino, as tenants by the entireties, share the right to vote and dispose of 1,859,440 shares of common stock of the Issuer, or approximately 17.2% of the outstanding shares of Issuer's common stock. Frank Musolino has the sole right to vote and dispose of 420,000 shares of common stock of the Issuer or approximately 3.9% of the outstanding shares of Issuer's common stock.

         (c) There have been no transactions in the Issuer's common stock by any of the Reporting Persons, their beneficial owners, directors, or officers since the most recently filed Schedule 13D, or within the past
60 days, whichever is less.

         (d) Except as previously reported, no other person is known to the Reporting Persons to have any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as previously reported, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and other persons with respect to the Issuer's securities.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1 - Letter of Frank Musolino to Rich McLearn, notifying the Issuer of his election to join the Issuer's Board of Directors.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certifies that the information set forth in this statement is true and correct.


Dated: June 11, 2003




                                             /s/ Frank Musolino
                                             ----------------------------------
                                             Name:  Frank Musolino

                                  EXHIBIT 1